MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Management Discussion and Analysis For the year ended December 31, 2024

This Management Discussion and Analysis ("MD&A") is intended to help the reader understand Mako Mining Corp. (the "Company" or "Mako"), the operations, financial position, and current and future business environment. This MD&A is intended to supplement and complement Mako's consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Additional information regarding Mako, including the risks related to the business and those that are reasonably likely to affect Mako's financial statements in the future, is contained in the continuous disclosure materials, including the most recent audited consolidated financial statements and Management Information Circular, which is available on the Company's website at www.makominingcorp.com and under the Company's profile on the SEDAR+ website at www.sedarplus.ca.

This MD&A has been prepared as of April 8, 2025. All amounts are expressed in United States (US) dollars ("$"), unless otherwise stated.  References to "C$" are to the Canadian dollar.

BUSINESS OVERVIEW

Mako Mining Corp. was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the British Columbia Corporations Act. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol "MKO" and the OTCQX under the symbol "MAKOF". The Company's principal business activities are the production of gold and the exploration of its mineral interests in Nicaragua and Guyana.

On July 3, 2024, the Company completed the acquisition of Goldsource Mines Inc. ("Goldsource") by way of a plan of arrangement (the "Goldsource Transaction"), pursuant to which the Company acquired all of the issued and outstanding common shares of Goldsource (the "Goldsource Shares") in exchange for 13.2 million common shares of Mako. Goldsource's main asset is the Eagle Mountain Property in Guyana, South America. Refer to GOLDSOURCE MINES INC. ACQUISITION for additional details.

The Company's main assets are the producing San Albino and the Las Conchitas gold deposits, collectively the "San Albino Mine", located within the San Albino-Murra Property in Nueva Segovia, Nicaragua. Mako developed the San Albino Mine, which reached commercial production on July 1, 2021.

The projected free cash flow from the San Albino Mine is anticipated to fund exploration on Mako's prospective 188 square kilometer ("km") land package in Nicaragua and ongoing engineering activities at the Eagle Mountain Project in Guyana.

FINANCIAL AND OPERATIONAL HIGHLIGHTS, MAJOR ACTIVITIES AND SIGNIFICANT SUBSEQUENT EVENTS

● Revenues of $28.9 million and $92.1 million (Q4 2023: $26.5 million and YTD 2023: $65.9 million) for the three months and the year ended December 31, 2024 ("Q4 2024" and "YTD 2024"), respectively.

● Sales of 10,888 ounces ("oz") and 39,001 oz of gold in Q4 2024 and YTD 2024 from the San Albino Mine (Q4 2023: 13,481 oz and YTD 2023: 34,696 oz), respectively.

● Net income of $4.7 million and $19.2 million for Q4 2024 and YTD 2024 (Q4 2023: $9.5 million and YTD 2023: 6.8 million), respectively.

● Production of 12,053 oz and 39,275 oz of gold at the San Albino Mine in Q4 2024 and YTD 2024 (Q4 2023: 11,566 oz and YTD 2023: 34,761 oz), respectively; 11,089 oz and 41,892 oz of silver were produced at the San Albino Mine for Q4 2024 and YTD 2024 (Q4 2023: 9,880 oz and YTD 2023: 32,933 oz), respectively.

● Cash generated from operating activities of $34.4 million in YTD 2024 (YTD 2023: $12.5 million).

● Delivered 40,500 oz and 162,000 oz of silver on the Sailfish Silver Loan during Q4 2024 and YTD 2024 (Q4 2023: 94,500 and YTD 2023: 108,000), respectively.

● The Company purchased 2.0 million common shares under the normal course issuer bid ("NCIB") for $4.7 million (C$6.4 million) in YTD 2024 (YTD 2023 - 0.3 million for $0.4 million (C$0.6 million).

Management Discussion and Analysis For the year ended December 31, 2024

● On July 3, 2024, the Company completed the Goldsource Transaction, pursuant to which Mako acquired the Goldsource Shares in exchange for 13.2 million common shares of Mako. Refer to GOLDSOURCE MINES INC. ACQUISITION for additional details.

● In July 2024, the Company made an interest payment of $0.3 million on the Revised Wexford Loan.

● The Company received proceeds of $2.5 million (C$3.4 million) on the exercise of 1.8 million share purchase options.

● The Company issued 0.4 million common shares on the vesting of 0.4 million restricted share units ("RSU").

● On November 19, 2024, the Company commenced a normal course issuer bid ("NCIB") whereby the Company intends to purchase up to an aggregate of 3,956,485 common shares of the Company, representing 5% of the common shares issued and outstanding as of that date. All common shares acquired by the Company under the NCIB will be subsequently cancelled. Purchases under the NCIB will end no later than November 18, 2025.

Subsequent to December 31, 2024:

● Delivered 40,500 oz of silver on the Sailfish Silver Loan for the January, February and March 2025 installment.

● An interest payment of $0.3 million was made on the Wexford Loan.

● On March 27, 2025, the Company's subsidiary Mako US Corp. completed the acquisition of EG Acquisition LLC ("EGA"), acquiring 100% of the issued and outstanding common shares from Wexford EG Acquisition LLC ("Wexford EGA") an entity owned by the Company's controlling shareholder.  EGA , is a private corporation incorporated in Delaware and owns 100% of the shares of Golden Vertex Corp. ("GVC") which owns the Moss gold mine located in Arizona.

Wexford EGA acquired GVC under a Companies' Creditors Arrangement Act proceeding and related Chapter 15 proceeding in the United States (the "Bankruptcy Process") on December 31, 2024.

The purchase price for the EGA acquisition was $6.5 million, fully paid in cash.

No purchase price adjustments were made in connection with the settlement of the royalty disputes that arose in connection with the Bankruptcy Process, involving the 1% net smelter return royalty at the Moss mine held by affiliates of Sandstorm Gold Ltd. and the 3% net smelter return royalty at the Moss mine held by Patriot Gold Corporation, which are still before the United States Bankruptcy Court for the District of Arizona. Should the settlement of the royalty disputes be unsuccessful the net smelter return royalties will remain.

Management Discussion and Analysis For the year ended December 31, 2024

RESULTS OF OPERATIONS

Financial Performance	Three months ended			Year ended
(in $000's)	Dec 31, 2024	Dec 31, 2023	Change	Dec 31, 2024	Dec 31, 2023	Change
Revenue	$28,849	$26,471	$2,378	$92,076	$65,948	$26,128
Income for the period	4,657	9,516	(4,859)	19,152	6,799	12,353
Operating cash inflows before changes in non-cash working capital	12,268	14,340	(2,072)	36,150	24,856	11,294
Net cash provided from operating	$15,930	$9,635	$6,295	$34,451	$12,471	$21,980

Financial Performance (in $000's)	As at Dec 31, 2024	As at Dec 31, 2023	Change
Cash and cash equivalents	$14,521	$1,498	$13,023
Working capital (i)	10,772	7,056	3,716
Total assets	107,082	41,809	65,273
Equity	$76,923	$20,628	$56,295

(i) Working capital calculated as current assets less current liabilities.

San Albino Property, Nueva Segovia, Nicaragua

The Company holds a 100% interest in four mineral concessions in Nueva Segovia, Nicaragua, for a total land package of approximately 18,817 hectares ("ha") (188 km2). The San Albino and Las Conchitas gold deposits, located within the San Albino-Murra Property, are currently the focus of mining operations. The San Albino gold deposit was a historical small-scale underground gold producer, commencing production in the early 1900's and operating on and off until approximately 1940.

On August 24, 2020, the Nicaraguan Ministry of Environmental and Natural Resources ("MARENA") amended the environmental permit granted to the Company in 2017 (see press release dated September 12, 2017) to allow for the processing of up to 1,000 tonnes per day ("tpd") at the San Albino-Murra Property. The amendment is initially effective for a period of five years and can be renewed indefinitely so long as the Company complies with the conditions set forth by MARENA. All other provisions contained in the environmental permit granted in 2017 remain in force and are fully applicable apart from the increased throughput from 500 tpd to 1,000 tpd; total capacity of the two mills on site is 1,000 tpd.

Pre-development work commenced in May 2019 at the San Albino Property. On October 19, 2020, the Company reported the results of an updated mineral resource estimate (Technical Report and Estimate of Mineral Resources for the San Albino Mine, Nueva Segovia, Nicaragua, prepared by RESPEC and dated December 2, 2020), with the objective of achieving a thorough understanding of the geology of the area and affirming the continuity and grade of the "in-pit" mineral resources. On July 1, 2021, the Company declared commercial production on San Albino Mine. During 2021 and 2022 extensive drilling was conducted to update the mineral resource estimate at the San Albino Mine.  This program included 1,232 diamond drill holes and 105,073 meters ("m") drilled in the San Albino deposit and 718 diamond drill holes and 78,100 m drilled in the Las Conchitas gold deposit. On October 31, 2023, the Company reported an updated mineral resource estimate for both areas (Technical Report and Estimate of Mineral Resources for the San Albino Mine Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua, prepared by RESPEC and dated December 6, 2023) ("MRE"). The MRE reflected the selective open pit mining methods presently being utilized at San Albino, with a fully diluted open pit grade of 11.61 grams per tonne ("g/t") gold ("Au") in the Measured and Indicated categories.

On June 10, 2024, the Company filed an amended technical report in response to comments received from the British Columbia Securities Commission ("BCSC") following a technical compliance review ("Amended Technical Report"). The key amendments and certain other amendments as outlined in the Amended Technical Report, include the addition of Sections 16 through 21 of Form 43-101F1 under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") in respect of the San Albino Mine's mining and recovery methods, project infrastructure, market studies, environmental studies, and capital and operating costs. The additional Sections 16 through 21 address disclosure requirements under 43-101F1 pertaining to an "advanced property", which is defined under NI 43-101 as a property that has mineral reserves or mineral resources where the potential economic viability is supported by a pre-feasibility or a feasibility study, or mineral resources supported by a preliminary economic assessment. The Company submitted the technical report in 2023 without sections 16-21 following guidance given at the time. The Company has included this additional disclosure in respect of the San Albino Mine, as a fully operational mine, at the BCSC's request.

Management Discussion and Analysis For the year ended December 31, 2024

No changes were made to the MRE for the San Albino Mine in the Amended Technical Report. Since the Effective Date (October 11, 2023), the Company's resource model predicted the mining of 26,940 oz Au, whereas the Company actually mined 32,567 oz Au, recovered 25,087 oz Au, and sold 25,106 oz Au during the period November 1, 2023 through May 31, 2024.

The table below shows the main variables used by Company management to measure operating performance of the mine: mining and milling rates, recovered metal production and costs per oz of Au sold.

Operating data	Three months ended		Year ended
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023

Tonnes Mined	1,948,848	1,247,561	7,745,342	5,736,119
Tonnes Milled	51,242	51,745	208,265	207,281
Mill availability	97%	96%	97%	94%
Avg Tonnes per day	576	585	591	599
Recovery %	85%	85%	81%	80%
Grade (g/t Au)	8.6	8.2	7.2	6.6
Gold ounces produced	12,053	7,937	39,941	34,761
Gold sold (ounces)	10,888	13,481	39,001	34,695
Average realized gold price ($/oz sold)	$2,650	$1,963	$2,361	$1,900
Cash Cost ($/oz sold)(1)	$1,006	$695	$980	$825
AISC ($/oz sold)(1)	$1,352	$817	$1,371	$1,156
EBITDA (in $000's)(1)	$12,608	$14,034	$37,916	$23,756
Adjusted EBITDA (in $000's)(1)	$14,087	$15,300	$42,201	$29,963

(1) Refer to Non-IFRS Measures

For the three months ended December 31, 2024:

Tonnes mined: an increase of 0.7 million tonnes mined in Q4 2024, primarily due to an increase in waste pre-stripping activities for the second phase of mining at Las Conchitas Central and the third phase of mining at Las Conchitas South.

Tonnes milled: the tonnes milled in Q4 2024 remained relatively consistent with the quantity milled in Q4 2023.

Mill recoveries: Mill recoveries in Q4 2024 remained consistent with those obtained in Q4 2023.

Cash cost and AISC: Cash cost and AISC increased in Q4 2024 compared to Q4 2023, primarily due to the increase in waste pre-stripping activities in the central and southern areas of Las Conchitas deposit. Longer haul distances for waste and mineralized material from Las Conchitas, and the decrease in gold ounces sold, also contributed to the higher cash costs and AISC in Q4 2024.

For the year ended December 31, 2024:

Tonnes mined: increase of 2.0 million tonnes mined during YTD 2024 is attributable to the increase in waste pre-stripping activities, mostly at Las Conchitas deposit, compared to mining activities located mostly at San Albino deposit during YTD 2023 .

Management Discussion and Analysis For the year ended December 31, 2024

Tonnes milled: improvement in mill availability during YTD 2024 contributed to the increase in tonnes milled compared to YTD 2023, as the Company' s ongoing operational improvements have helped maximize the capacity limits of the mill.

Gold ounces sold: increase in gold ounces sold in YTD 2024 compared to YTD Q4 2023, was driven by higher tonnes milled (208,265 t vs 207,281 t), higher gold grades (7.2 g/t vs 6.6 g/t), and higher mill recoveries for gold (81% vs 80%) derived from processing more mineralized material from Las Conchitas deposit, compared to the San Albino deposit over the same period in 2023.

Cash cost and AISC: the YTD 2024 increase in both cash cost and AISC is attributable to the increase in waste stripping activities associated with the central and southern areas of Las Conchitas gold deposit when compared to the YTD 2023, and higher royalties and production taxes from the increase in gold prices and gold ounces sold during YTD 2024 compared to YTD 2023, partially offset by the year to date increase in gold ounces sold compared to YTD 2023.

EXPLORATION AND MINERAL PROPERTY DEVELOPMENT UPDATE

Nicaragua

During 2024, and in connection with the reverse circulation ("RC") drilling program, the Company completed 56,935 m of exploration drilling, including 10,844 m of infill drilling using five RC drill rigs on its San Albino - Murra Concession. In addition, the Company completed 1,436 m of diamond drilling for geotechnical/condemnation drilling and confirmation drilling at the Las Conchitas area located on the San Albino-Murra Concession.

The main objective of this campaign was to test for possible extensions of the high-grade mineralized blocks and mineralization trends beyond the limits of the MRE for the San Albino Mine. In particular, several areas of the Las Conchitas gold deposit were drilled in 2024, such as Limon, Bayacun and Las Dolores, Cruz Grande, San Pablo, Intermediate, SW Extension of Intermediate and Mina Francisco. The Company also further tested for the extension of gold mineralization within the SW Pit at the San Albino gold deposit.

The key objective of the drilling program at the Las Dolores area was to test extensions of shallow, high-grade mineralized zones beyond the pit limits defined in the MRE. In addition, the 2024 drilling campaigns at the Limon, Las Dolores, Intermediate and Mango areas continued to support the expansion of high-grade gold mineralized zones outside the pit limits defined by the MRE. Drilling targeted multiple, shallow dipping, gold-bearing quartz veins.

Drilling near the Cruz Grande area was designed to test the continuity of shallow gold mineralization, which was defined in the MRE with sparse data from trench samples. Confirmation of this data has been positive, and mining has commenced in this area.

On November 18, 2024, the Company's wholly owned subsidiary Nicoz Resources S.A. was granted a new concession by Nicaraguan Ministry of Energy and Mines ("MEM").  The new concession, called Tiburon, covers an area of 3,605 hectares (approximately 36.05 square kilometers) and is contiguous to the east of the Company's San Albino-Murra concession and north of the El Jicaro concession in Nueva Segovia, Nicaragua. The Tiburon concession allows for both exploration and exploitation and is valid for a period of 25 years, until November 18, 2049.

The Company now holds 100% of five mineral concessions in Nueva Segovia, Nicaragua for a total land package of approximately 22,422 hectares (224.22 square kilometers).

During 2024, the Company continued work on regional exploration targets, with a reconnaissance program. The program covers the Company's entire land package and includes geological mapping and sampling of exposed mineralized veins, local mines dumps, and, where safely accessible, underground workings, at all five, 100% owned concessions (San Albino-Murra, Potrerillos, La Segoviana, El Jicaro and recently acquired Tiburon).

Management Discussion and Analysis For the year ended December 31, 2024

The main objective of the reconnaissance exploration program was to collect key structural data of mineralized veins, extend previously exposed high-grade gold mineralization and prioritize drilling targets, such as El Golfo, Potrerillos and La Reforma, and to identify additional gold targets for follow-up exploration and drilling.

Reconnaissance mapping and sampling has identified several new prospects with similar characteristics to San Albino and Las Conchitas. The most extensive prospect, Santa Rosa, exposed recently by local, small-scale miners using manual mining methods, and situated on both the El Jicaro and San Albino-Murra concessions, appears to be developed on the same structure with a strike extent of at least 2,300 m. The prospects are centered around quartz veins similar to those at San Albino and Las Conchitas with occasional visible gold, galena and arsenopyrite. Additional new prospects identified in the reconnaissance mapping include La Virgen, El Cortez, Mina Estrella, Fortuna NE and La Reforma North.

Las Conchitas Area

Las Conchitas is situated between two past-producers, the San Albino Mine and the El Golfo Mine. It covers approximately 3.75 km2 and is 2 km south of the San Albino Mine, and immediately to the north of the historical El Golfo Mine that is within the Company's El Jicaro Concession.

Las Conchitas contains numerous mineralized structures over a 1,700 m by 800 m area, which has been subdivided into three primary areas: Las Conchitas Norte, Las Conchitas Central and Las Conchitas Sur. Each area features multiple subparallel, northeast-southwest striking and gently dipping mineralized veins.

As with the San Albino gold deposit, the conceptual model for the Las Conchitas mineralization consists of multiple parallel quartz veins that dip gently to the northwest, associated with extensive shear and fault systems which represent possible feeders for mineralized fluids and a favorable environment for precious metal deposition. These characteristics are consistent with the model for orogenic gold-bearing veins, which can extend to depths in excess of a kilometer. Drilling at Las Conchitas has confirmed the down-dip continuity of highly mineralized zones; as demonstrated by drill results reported on July 29, 2024; gold mineralization is not restricted solely to quartz veins, but can also occur in the host rock (phyllite/schist) containing quartz vein.

During 2024, and in connection with the RC drilling program, the Company completed 38,979 m of drilling at Las Conchitas. In addition, the Company completed 9,025 m of infill drilling at Las Conchitas with the main goal of testing for structural continuity and extensions of the gold mineralization.

On January 24, 2024, the Company announced an intersection grading 51.78 g/t Au over 3.9 m at Las Conchitas, 62 m from surface, outside of the current MRE.

On March 13, 2024, the Company announced an intersection grading 13.43 g/t Au and 36.8 g/t Ag over 9 m at Las Conchitas, 57 m from surface, outside of the current MRE.

On July 10, 2024, the Company intersected 37.80 g/t Au and 50.0 g/t Ag over 2.8 m (Estimated True Width ("ETW")) at Las Conchitas, 16 m from surface, outside of the current MRE.

On July 29, 2024, the Company intersected 23.84 g/t Au and 12.1 g/t Ag over 4.2 m (ETW) and 36.88 g/t Au and 53.2 g/t Ag over 4.0 m (ETW) at Las Conchitas.

On August 28 ,2024, the Company intersected 82.55 g/t Au over 2.0 m (ETW) and 16.83 g/t Au over 4.7 m (ETW) at Las Conchitas with regional prospecting channel sample results of up to 358.60 g/t Au over 1.0 m.

On October 16, 2024, the Company intersected 22.88 g/t Au over 4.6 m (ETW) at Las Conchitas.

El Jicaro Concession

El Jicaro encompasses the southwest extension of the mineralized structures identified on the Corona de Oro Gold Belt. It covers an area of 5,071 ha (51 km2). Several prospective exploration targets were prioritized for detailed mapping and sampling in the third quarter of 2024. An RC drilling campaign was initiated to test preliminary targets.

Management Discussion and Analysis For the year ended December 31, 2024

During 2024, and in connection with the RC drilling program, the Company completed 3,571 m of exploration drilling at the El Golfo South prospect, situated on the El Jicaro Concession.

Potrerillos Concession

In December 2019, the Company purchased the Potrerillos exploration and exploitation concession ("Potrerillos Concession"), formerly owned by a subsidiary of Condor Gold Plc ("Condor"). The Potrerillos Concession comprises 12 km2 of subsurface mineral rights and is contiguous to and along strike from the San Albino gold project. Detailed mapping and sampling are in progress on the Potrerillos Concession. The Potrerillos Concession is valid until December 2031 with the ability to renew for an additional 25 years.

During 2024, the Company completed 2,135m of exploration RC drilling at the Potrerillos prospect, situated within the concession of the same name.

La Segoviana Concession

On April 7, 2020, the Company announced that its wholly-owned Nicaraguan subsidiary, Nicoz Resources, S.A., was granted a new concession by Nicaraguan Ministry of Energy and Mines (MEM). The new concession, La Segoviana, covers an area of 3,845.80 ha (approximately 38.5 km2) and is contiguous to the north and northwest of the Company's San Albino-Murra Concession. The La Segoviana Concession allows for both exploration and exploitation and is valid for a period of 25 years, until March 12, 2045.

On March 24, 2022, the Company reported the results from a follow-up reconnaissance exploration program. A total of 367 channel and grab samples were collected from quartz veins exposed in prospects and historical workings within the concession 169 samples yielded more than 1.0 g/t Au, and one sample yielded 105.7 g/t Au over 1.5 m ETW; details can be found in the respective press release.

On May 30, 2023, the Company reported a discovery at the La Segoviana Concession, 17 km from the San Albino area. The discovery was highlighted by an intercept grading 41.99 g/t Au and 28.7 g/t Ag over 1.4 m, 34 m from surface, confirming the orogenic nature of gold mineralization across the 28 km of strike contained within the Company's 188 km2 land package in Northern Nicaragua.

Tiburon Concession

On November 18, 2024, the Company obtained the new concession, Tiburon and initiated a prospecting and mapping program which identified several areas with potential to discover additional gold bearing structures.

For details on all previously reported drill results, please see the Company's filings on SEDAR+.

Guyana

The Company's subsidiary, Stronghold Guyana Inc. ("Stronghold"), holds a prospecting license on the Eagle Mountain Property, referred to as the Eagle Mountain Prospecting License ("EMPL"). On September 30, 2024, the Guyana Geology and Mines Commission ("GGMC") approved the renewal of the EMPL. Pursuant to the Guyana Mining Act, the term of prospecting licenses is three years with two rights of extension of one year each, for a total of five years. Stronghold was granted two other renewals in 2013 and 2019. The EMPL provides the Company with the right to explore the area for gold, valuable minerals, and base metals. It also provides the Company with the right to apply for a mining license over the EMPL area.

The terms of the prospecting license include the payment of an annual rental fee to GGMC equal to US$0.92 per English acre for the first year, a requirement to allow the GGMC to inspect the operations within the prospecting license area as often as deemed necessary by the GGMC, the submission of a technical data report related to the prospecting license activities on a semi-annual basis to the GGMC, and the annual submission of audited annual financial statements to the GGMC. As part of the prospecting license renewal application, the Company submitted a work program and budget for the EMPL. The Company is obliged to spend, by September 30, 2025, a minimum of US$2.56 million on the execution of the work program during the first year of the renewed prospecting license. As per the requirements of the prospecting license, the Company submitted to the GGMC, a work performance bond of US$0.3 million on October 11, 2024.

Management Discussion and Analysis For the year ended December 31, 2024

The Company's work program comprises engineering and environmental activities, including tailings and waste dump siting studies, geotechnical drilling, hydrogeology and hydrology studies, environmental geochemistry, consultation and permitting programs. The work program was developed to position the Company for environmental permit applications, targeting the second half of 2025.

In August 2014, the GGMC granted a Medium Scale Mining Permit (the "Permit") to Kilroy Mining Inc. ("Kilroy") to mine gold, diamonds, precious metals and minerals on a portion within the Eagle Mountain Property. As the Permit is required under Guyana law to be held by a Guyanese national, Stronghold has entered into agreements with Kilroy, a private arm's length Guyanese company pursuant to which Stronghold and Kilroy will jointly operate the Eagle Mountain Gold Project. Kilroy has granted Stronghold the exclusive right to conduct mining operations on the Eagle Mountain Gold Project including any additional areas acquired by Kilroy. Stronghold will fund all expenditures on the Eagle Mountain Gold Project and receive 100% of all revenues, subject to applicable government royalties and a 2% net smelter return royalty to Kilroy as compensation for its participation.

In the second half of 2024, materials, instrumentation, and technical personnel were mobilized to the Eagle Mountain Project to commence geotechnical drilling for the purpose of open pit slope design optimization ("Phase 1") and testing ground conditions in the proposed locations for mine infrastructure ("Phase 2"). Phase 1 activities, which commenced in September 2024, comprised geotechnical drilling targeting the walls of the Eagle Mountain and Salbora deposits using the pit outlines defined in the 2024 Preliminary Economic Assessment ("PEA")1.

Geotechnical drilling for the Phase 1 program was completed in late 2024. Phase 1 included eleven (11) incline and vertical drill holes testing the saprolite and fresh rock characteristics in the Eagle Mountain and Salbora deposits.

On February 5, 2025, the Company reported initial assay results for geotechnical and infill drilling, highlighted by 2.93 g/t Au over 16.0 m at the Eagle Mountain deposit and 3.73 g/t Au over 31.5 m at the Salbora deposit.

________________________________________
1 The NI-43101 technical report entitled "Preliminary Economic Assessment for the Eagle Mountain Gold Project, Guyana" dated March 1, 2024, with an effective date of January 16, 2024, is available under Mako's profile at www.sedarplus.ca.

Management Discussion and Analysis For the year ended December 31, 2024

TREND ANALYSIS

Summary of Quarterly Results

	2024				2023
(in $000's excluding per share)	Oct - Dec	Jul - Sept	Apr - Jun	Jan-Mar	Oct - Dec	Jul - Sept	Apr - Jun	Jan - Mar
Revenue	28,849	15,739	28,278	19,211	26,472	10,707	12,853	15,916
Cost of sales	(12,586)	(11,242)	(11,715)	(10,148)	(12,680)	(8,057)	(10,951)	(11,424)
Gross profit	16,263	4,497	16,563	9,063	13,792	2,650	1,902	4,492
E&E expenses	(1,241)	(1,148)	(179)	(696)	(988)	(1,178)	(1,498)	(692)
G&A expenses	(2,096)	(1,736)	(3,023)	(1,794)	(1,573)	(1,895)	(2,235)	(1,491)
Other income (expenses)	(2,357)	(641)	(1,463)	(664)	(900)	(719)	(360)	(423)
Income taxes	(5,912)	(595)	(3,130)	(560)	(817)	(330)	(438)	(499)
Net income (loss)	4,657	377	8,768	5,349	9,514	(1,472)	(2,629)	1,387
Basic income (loss) per share	0.06	-	0.13	0.08	0.14	(0.02)	(0.04)	0.02
Diluted income (loss) per share	0.06	-	0.13	0.08	0.14	(0.02)	(0.04)	0.02
The sum of the quarters may not equal the annual results due to rounding.

Gold ounces produced	12,053	6,324	12,160	9,404	11,566	7,937	6,575	8,683
Gold ounces sold	10,888	6,532	12,313	9,267	13,481	5,767	6,727	8,721
Average realized gold price ($/oz)	$2,650	$2,409	$2,296	$2,073	$1,963	$1,857	$1,911	$1,829
Tonnes Mineralization Mined	46,732	29,749	59,550	67,961	52,399	47,731	46,452	47,239
Tonnes Milled	51,242	51,865	52,681	52,478	51,745	51,578	54,284	49,675
Grade milled (g/t Au)	8.60	4.20	8.79	7.27	8.19	6.86	5.27	5.74
Recovery %	85.0%	73.4%	82.0%	80.5%	84.5%	78.1%	71.8%	80.7%

Revenue: During Q4 2024, the increase in revenue compared to Q4 2023 is attributed to the higher average realized gold prices for gold sales ($2,650/oz vs $1,963/oz) offset by a decrease in gold ounces sold (10,888 oz vs 13,481 oz).

Cost of sales: Cost of sales is comprised of production cost and depreciation, depletion and amortization of the mine assets and the plant. During Q4 2024, cost of sales remained relatively consistent compared to Q4 2023.

Exploration and evaluation ("E&E") expenses: The MRE for the Las Conchitas gold deposit was defined in October 2023 and published in December 2023. As a result, drilling expenditures incurred during Q4 2024 are development in nature, and are being capitalized to mineral property, plant and equipment. Included in Q4 2024, E&E expenses of $0.7 million are related to the Eagle Mountain Project.

General and administrative ("G&A") expenses: An increase in Q4 2024 compared to the same period of previous fiscal year, due to an increase in salaries for bonuses paid to senior management, an increase in stock-based compensation expense related to the vesting of DSUs on the resignation of a director offset with a reduction in withholding taxes on term loans.

Other income (expenses): During Q4 2024, the increase in silver price has impacted on the fair market value of the Sailfish silver loan ($1.7 million vs $0.9 million), which is accounted for as a derivative and the increase in foreign currency loss on term loans, compared to Q4 2023.

Income taxes: Due to increased revenues from higher gold ounces sold and higher gold prices ($2,650/oz versus $1,963/oz), taxes for Q4 2024 were calculated based on taxable income. Conversely, Q4 2023, taxes were determined using the minimum tax, as it exceeded taxable income.  Deferred income taxes were recognized in Q4 2024 primarily due to the accelerated depletion of mine assets for tax purposes.

Management Discussion and Analysis For the year ended December 31, 2024

Revenue

	Three months ended			Year ended
	Dec 31, 2024	Dec 31, 2023	Change	Dec 31, 2024	Dec 31, 2023	Change
Revenue (in $000s)	$28,849	$26,471	$2,378	$92,076	$65,948	$26,128
Gold sold (ozs.)	10,888	13,481	(2,593)	39,001	34,695	4,306
Average realized gold price ($ per oz.)	$2,650	$1,963	$687	$2,361	$1,900	$461

The Company's revenue was derived from the San Albino Mine (San Albino and Las Conchitas gold deposits).

The increase in revenue of $2.4 million (increase of 9%) for Q4 2024 compared to Q4 2023 is a result of higher average realized gold price of $2,650/oz of gold (an increase of $687/oz or 35%), offset by a decrease of 2,592 oz of gold sold in Q4 2024.

The Company sells gold at the spot rate.  The quarterly average spot gold price for Q4 2024 was $2,662/oz (Q4 2023: $1,974/oz), up 35% over Q4 2023, and closed on December 31, 2024, at $2,611/oz, up 27% from the closing price on December 31, 2023.

Exploration and evaluation expenses

Expenses by property	Three months ended				Year ended
(in $000s)	Dec 31, 2024	Dec 31, 2023	Change	Dec 31, 2024	Dec 31, 2023	Change
El Jicaro	$110	$43	$67	$336	$224	$112
San Albino	178	201	(23)	625	971	(346)
Las Conchitas	65	708	(643)	675	2,746	(2,071)
Eagle Mountain	701	-	701	1,315	-	1,315
Other	186	35	151	312	415	(103)
	$1,240	$987	$253	$3,263	$4,356	$(1,093)

During YTD Q3 2023, a defined resource for the Las Conchitas gold deposit had not yet been established and as a result, drilling and related expenditure were expensed.  A MRE for the Las Conchitas gold deposit was defined in October 2023 and published in December 2023. As a result, the majority of drilling expenditures incurred during YTD 2024 are development in nature, and are being capitalized to mineral property, plant and equipment. During YTD 2024, after the acquisition of Goldsource, exploration and evaluation expenses include those related to the Eagle Mountain Project.

Management Discussion and Analysis For the year ended December 31, 2024

General and administrative expenses

	Three months ended				Year ended
(in $000s)	Dec 31, 2024	Dec 31, 2023	Change	Dec 31, 2024	Dec 31, 2023	Change
Accounting and legal	$232	$166	$66	$984	$818	$166
Consulting fees	17	6	11	62	37	25
Directors' fees	88	92	(4)	265	365	(100)
Depreciation	34	27	7	127	103	24
General office expenses	33	57	(24)	167	173	(6)
Insurance	109	105	4	470	483	(13)
Investor relations and communications	39	54	(15)	184	157	27
Rent	2	1	1	6	3	3
Salaries and benefits	1,201	616	585	4,883	3,581	1,302
Stock-based compensation	221	256	(35)	1,022	650	372
Telephone and IT services	58	31	27	188	130	58
Transfer agent fees and regulatory fees	18	13	5	88	76	12
Travel	40	67	(27)	181	165	16
Withholding taxes on Sailfish Loan	4	82	$(78)	22	453	(431)
	$2,096	$1,573	$523	$8,649	$7,194	$1,455

Accounting and legal fees: The increase in Q4 2024 compared to Q4 2023 is attributed to the timing of when legal and tax advice was sought.  The increase in YTD 2024 compared to YTD 2023 is attributed to an increase legal advice sought for corporate matters and tax advice sought for tax filings.

Stock-based compensation: The increase in Q4 2024 and YTD 2024, compared to Q4 2023 and YTD Q4 2023 is the result of the 0.2 million share purchase options granted in Q2 2024 to the new Chief Financial Officer and the 975,000 RSUs and 275,000 DSUs that were granted in Q4 2023, that are being expensed using the graded vesting method and the vesting of the 70,600 DSUs in December 2024 following the resignation of a board member.

Salaries and benefits: The increase in Q4 2024 compared to Q4 2023 has been driven mainly by bonuses of $0.3 million ($Nil in Q4 2023) paid to senior members of management.  The increase in YTD 2024 compared to YTD 2023 has been driven mainly by bonuses of $1.0 million ($0.4 million in YTD Q4 2023) to senior members of management and recorded a severance of $0.2 million to the former Chief Financial Officer.

Other income (expenses)

	Three months ended			Year ended
(in $000s)	Dec 31, 2024	Dec 31, 2023	Change	Dec 31, 2024	Dec 31, 2023	Change
Accretion and interest expense	$(357)	$(367)	$10	$(971)	$(1,449)	$478
Change in provision for reclamation and rehabilitation	(18)	(23)	5	-	(31)	31
Change in fair value of derivative liability	(50)	(632)	582	(1,727)	(913)	(814)
(Gain) loss on gold stream derivative asset	28	(118)	146	(232)	(86)	(146)
Remeasurement loss from change in timing of cash flow on the Wexford Loan	(483)	-	(483)	(483)	-	(483)
Loss on settlement of reclamation liability	-	-	-	(94)	-	(94)
Foreign exchange loss	(1,480)	233	(1,713)	(1,665)	56	(1,721)
Interest income	3	7	(4)	48	20	28
	$(2,357)	$(900)	$(1,457)	$(5,124)	$(2,403)	$(2,721)

Accretion and interest expense primarily relates to interest on the Wexford Loan and in 2023 finance costs on the Sailfish Loan derivative liability. The Sailfish Loan was extinguished in Q3 2023, and the Wexford Loan principal was fully repaid in Q4 2023 which accounts for the decrease in the accretion and interest expense in YTD 2024.

Management Discussion and Analysis For the year ended December 31, 2024

The decrease in the change in provision for reclamation and rehabilitation arises from the asset retirement obligation on the La Trinidad mine in Mexico which was retired following the Settlement and Release Agreement executed in Q1 2024, as reported on March 28, 2024.

The Company's derivative liabilities include the Sailfish Loan and the Sailfish Silver Loan.  The Q4 2024 change in fair value of the derivative liability relates to the Sailfish Silver Loan whereas in Q4 2023 the change relates to the Sailfish Loan and the Sailfish Silver Loan. An increase in silver prices has resulted in a higher loss derived from the increase in the fair value calculation of the respective derivative liability.

At December 31, 2024, the Company changed its estimated timing of cash flows with respect to the Revised Wexford Loan and expects to make interest payments on a semi-annual basis over the remaining term of the agreement. As a result, the Company recalculated the gross carrying amount of the liability and recognized a remeasurement loss of $0.4 million.

In Q1 2024, the Company entered into an agreement with GR Silver to settle all liabilities and responsibilities, including but not limited to the outstanding reclamation and rehabilitation obligations, of the Company, related to the sale of Mako's Mexican operations to GR Silver in March 2021 and recorded a loss of the settlement of the liability of $0.1 million.

Foreign exchange losses arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. There are significant foreign-denominated intercompany balances held by certain subsidiaries of the Company. Fluctuations between the functional currency of the subsidiary and the currency of the intercompany balance result in significant non-cash, unrealized foreign exchange gains and losses. These unrealized gains and losses are recognized in the consolidated net income of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Financial condition

(in $000s)	Dec 31, 2024	Dec 31, 2023	Change

Cash and cash equivalents	$14,521	$1,498	$13,023
Working capital	$10,773	$7,056	$3,717

Cash and cash equivalents increased by $13.0 million during YTD 2024. Funds generated from operating activities and exercise of options were utilized to make repayment installments of $3.6 million on the Sailfish Silver Loan, pay interest of $0.3 million on the Wexford Loan, pay GR Silver $0.5 million for the Settlement and Release Agreement, repay the Wexford Bridge Loan $1.5 million which was acquired on acquisition of Goldsource, purchase the Company's common shares under the NCIB at a cost of $4.7 million and fund the investing and operating activities.

The working capital (defined as current assets less current liabilities) increased during YTD 2024 primarily due to the increase in current assets, specifically cash which was offset by an increase in accounts payable and accrued liabilities, during the same period.

Management Discussion and Analysis For the year ended December 31, 2024

Cash flows

(in $000s)	Year ended
	Dec 31, 2024	Dec 31, 2023	Change
Operating cash flows before changes in working capital	$36,150	$24,856	$11,294
Changes in working capital	(1,699)	(12,385)	10,686
Net cash flows provided by operating activities	34,451	12,471	21,980
Net cash flows used in investing activities	(13,185)	(4,764)	(8,421)
Net cash flows used in financing activities	(8,233)	(6,752)	(1,481)
Effect of foreign exchange on cash and cash equivalents	(10)	20	(30)
Change in cash and cash equivalents	$13,023	$975	$12,048

The Company generated positive cash flow from operations of $34.4 million during YTD 2024, an increase of $22.0 million compared to YTD 2023.  The increase in cash flows provided by operating activities is primarily attributable to an increase in revenue driven by higher gold selling prices and a higher quantity of gold ounces sold during YTD 2024.

The cash used in investing activities during YTD 2024 increased by $8.4 million compared to YTD 2023; and relate to development activities at the San Albino Property in Nicaragua including the drill program to test for possible extensions of the high-grade mineralization trends beyond the limits of the Company's MRE and purchase of land and equipment, transaction costs paid for the Goldsource Transaction, which was offset with the cash acquired on the acquisition of Goldsource.

The cash used in financing activities during YTD 2024 increased by $1.5 million compared to YTD 2023 and primarily reflects the installment payments of $3.6 million on the Sailfish Silver Loan, interest payment of $0.3 million on the Wexford Loan, the $0.5 million payment made to GR Silver for the Settlement and Release Agreement, repayment of the Wexford Bridge Loan of $1.5 million, $4.7 million to purchase the Company's common shares under the NCIB which was offset with the proceeds of $2.5 million received on the exercise of 1.8 million share purchase options.

Liquidity risk

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that it will be able to meet its existing obligations and commitments and fund ongoing operations in the normal course of business for at least twelve months from December 31, 2024. As at December 31, 2024, the Company had cash and cash equivalents of $14.5 million and working capital (defined as current assets less current liabilities) of $10.9 million.

For YTD 2024, the Company generated operating cash inflows from operating activities of $34.4 million (YTD 2023: $12.5 million) and generated a net income of $19.2 million (Q4 2023: $6.8 million).

Management Discussion and Analysis For the year ended December 31, 2024

During 2020, the Company secured a credit arrangement from its controlling shareholder for $15.15 million ("Wexford Loan").  On March 27, 2024, the Company entered into an eighth amending agreement for the Wexford Loan wherein the Company and the Lenders agreed to further extend the maturity date from March 31, 2025 to March 31, 2029.  Due to the substantial modification of the terms of the agreement, management accounted for this transaction as an extinguishment of the original financial liability and replacement with a new financial liability (the "Revised Wexford Loan").  The Revised Wexford Loan accrues interest at a rate of 10% per annum, compounded semi-annually.

The Company used an effective interest rate of 18.0%, the estimated market interest rate for non-related parties based on comparable debt when valuing the Revised Wexford Loan upon initial recognition; as a result, the Company recorded a capital contribution from a related party of $2.1 million directly in contributed surplus during the year ended December 31, 2024. The Revised Wexford Loan is measured at amortized cost and is to be accreted to maturity over the term using the effective interest method.  On July 18, 2024, an interest payment of $0.3 million was made on the Revised Wexford Loan.

At December 31, 2024, the Company changed its estimated timing of cash flows with respect to the Revised Wexford Loan and expects to make interest payments on a semi-annual basis over the remaining term of the agreement. As a result, the Company recalculated the gross carrying amount of the liability and recognized a remeasurement loss of $0.4 million.

On May 24, 2023, the Company entered into an agreement with Sailfish, whereby Sailfish advanced $6 million (received) for the delivery of a fixed number of ounces of silver (13,500), on the last day of the month or the gold equivalent, for a period of 24 months ("Silver Loan").  Interest on the Silver Loan is accrued at US Prime (8.25%) plus four percent per annum, calculated daily on the undelivered ounces.  Sailfish also has the option, exercisable after 12 months from entering the Silver Loan, to purchase all remaining future silver production from the Company's San Albino-Murra concession for an additional $1 million.  For the year ended December 31, 2024, the Company delivered 162,000 ounces of silver of which 126,729 oz of silver were purchased and 35,271 oz of silver were produced by its subsidiary in Nicaragua. Subsequent to December 31, 2024, the Company delivered an additional 40,500 ounces of silver for the January, February and March 2025 installments.

The Company's financial performance is dependent upon many external factors. Exploration, development and mining of precious metals involve numerous inherent risks including but not limited to metal price risk as the Company derives its revenue from the sale of gold, currency risks as the Company reports its financial statements in US dollars whereas the Company operates in jurisdictions where it conducts its business in other currencies.  Although the Company minimizes these risks by applying high operating standards, including careful planning and management of its facilities, hiring highly qualified personnel and giving adequate training, these risks cannot be eliminated.

GR SILVER MINING LTD ("GR SILVER")

On March 31, 2021, the Company completed the transaction with GR Silver pursuant to which GR Silver acquired 100% of the common shares of Mako's wholly-owned subsidiary, Marlin, from the Company. Marlin (incorporated in Canada) is the parent company of Marlin Gold Trading Inc (incorporated in Barbados) and of Oro Gold de Mexico, S.A. de C.V. (incorporated in Mexico) ("Oro Gold"), that owns the La Trinidad mine facilities (collectively, the "Marlin Group"). The Company will continue to be responsible for all necessary reclamation obligations until it receives an acknowledgement from SEMARNAT (the Mexican environmental authority) that Oro Gold's closure plan is complete.

Pursuant to the terms of the Settlement and Release Agreement, Mako made a total payment of $1.0 million to GR Silver comprised of $0.5 million cash (paid in February 2024) and the issuance of 296,710 common shares of Mako (issued in March 2024) and discharged Mako from these reclamation obligations.

OUTSTANDING SECURITIES

As of the date of this MD&A, the Company had 79,295,615 common shares issued and outstanding, plus 586,985 RSUs, 315,640 DSUs, 416,900 warrants and 1,642,950 share purchase options outstanding.

Management Discussion and Analysis For the year ended December 31, 2024

TRANSACTIONS WITH RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Directors. The compensation to key management was as follows:

Key management compensation

	Three months ended				Year ended
(in $000s)	Dec 31, 2024	Dec 31, 2023	Change	Dec 31, 2024	Dec 31, 2023	Change
Director fees	$88	$90	$(2)	$265	$365	$(100)
Salaries, consulting and management fees	488	87	401	2,071	1,285	786
Share-based compensation	317	52	265	855	365	490
Total	$893	$229	$664	$3,191	$2,015	$1,176

As at					Dec 31, 2024	Dec 31, 2023
Amount included in accounts payable					$303	$23

The decrease in the special committee's monthly fees payable to two directors during YTD 2024 reflects the overall reduction in director fees for the same period. This reduction was partially offset in Q4 2024 by increased fees resulting from the formation of an additional committee to oversee the EGA Acquisition.

During YTD 2024, the Company awarded performance bonuses totaling $0.7 million (YTD 2023: $0.4 million) to three senior management members, recognizing their contributions in 2023, and $0.3 million for the recent acquisition of Goldsource. Additionally, a severance payment of $0.2 million (YTD 2023: $Nil) was recorded for the former Chief Financial Officer.

The increase in share-based compensation expenses during YTD 2024 primarily reflects the granting of share purchase options, Restricted Share Units (RSUs), and Deferred Share Units (DSUs) in prior periods. Notably, in Q4 2024, 70,600 DSUs vested as a result of a departing board member.

Other related party transactions

(a) Tes‐Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company. During the year ended December 31, 2024, the Company expensed fees relating to consulting services of $9,455 (2023:  $2,845), reclamation and rehabilitation expenses of $nil (2023: $8,555) and $37,587 (2023:  $35,318) in general office expenses. Amounts payable to Tes-Oro as at December 31, 2024, were $9,397 (December 31, 2023: $Nil).

(b) Sailfish Royalty Corp. ("Sailfish")

Sailfish is a publicly traded company related by common shareholders, and a director. In addition to the Sailfish Loan and the Sailfish Silver Loan, during the year ended December 31, 2024, the Company's subsidiary Nicoz:

Gold stream sales

i. Nicoz received advances of $0.4 million (2023: $0.6 million) for the purchase of gold ounces.

ii. Nicoz sold 782 (2023: 1,058) ounces of gold to Sailfish for $0.5 million (2023: $0.5 million) of which $0.5 million (2023: $0.5 million) is recorded as production services revenue and $0.2 million (2023: gain of $0.1 million) is included in the loss on gold stream derivative asset disclosed in the statement of income and comprehensive income (loss).

As at December 31, 2024, a balance of $69,698 was receivable from Sailfish and is included in receivables (December 31, 2023: $0.3 million).

Management Discussion and Analysis For the year ended December 31, 2024

Royalty fee

Sailfish is entitled to a two percent net smelter royalty of the production of all gold and silver ounces, excluding the area of interest, as defined in the amended gold stream agreement entered into in November 2018.

During the year ended December 31, 2024, a royalty fee of $1.0 million (2023: $0.3 million) was payable to Sailfish and is included in production costs in the consolidated statement of income and comprehensible income (loss).

During the year ended December 31, 2024, Nicoz offset $0.4 million in royalty fees payable to Sailfish against the gold stream sales owed by Sailfish.

As at December 31, 2024, a balance of $0.4 million (December 31, 2023: $0.2 million) was payable to Sailfish and is included in accounts payable and accrued liabilities.

PROPOSED TRANSACTIONS

None.

GOLDSOURCE MINES INC ACQUISITION

On July 3, 2024, the Company completed the Goldsource Transaction. In doing so, the Company acquired 100% of the Eagle Mountain Project, located in Guyana. Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Eagle Mountain Project and therefore accounted for the transaction as an asset acquisition.  The former shareholders of Goldsource received 0.22 of a Mako common share for every one Goldsource share held (the "Exchange Ratio").  Additionally, the Company adjusted the Goldsource options and warrants with equivalent Mako options and warrants with the number of such securities issuable and exercise prices adjusted by the 0.22 Exchange Ratio.

The purchase price of the acquisition was $35 million, consisting of the fair value of Mako common shares issued of $32.0 million, based on the issuance of 13.2 million Mako common shares at C$3.34 per share; the fair value of Mako replacement stock options of $1.5 million (1.2 million equivalent stock options for Mako common shares); the fair value of Mako replacement warrants of $0.7 million (0.8 million equivalent warrants for Mako common shares); Mako incurred acquisition related costs of $0.8 million, mainly relating to external legal and advisory fees and due diligence costs, which were capitalized and included as a cost of acquiring the net assets.

The replacement stock options have been valued using the Black-Scholes option pricing model based on a risk-free interest rate ranging from 3.57% of 4.05%, an expected volatility of between 26.90% and 69.44%, and expected average life of up to 4.42 years. The replacement warrants have been valued using the Black-Scholes option pricing model based on a risk-free interest rate of 4.05%, an expected volatility of 57.55%, and expected life of 0.88 years.

Total purchase price was determined as follows:

(in $000s)
Common share issued	$32,049
Stock options replaced	1,461
Warrants replaced	723
$34,233
Goldsource Transaction costs	829
$35,062

Management Discussion and Analysis For the year ended December 31, 2024

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Fair value of net assets acquired and (liabilities) assumed (in $000's)	As at July 3, 2024
Assets acquire and liabilities assumed:
Cash acquired	$517
Amounts receivable and prepaid expenses	454
Building, vehicles and equipment	402
Exploration and evaluation assets	37,685
Less:
Accounts payable and accrued liabilities	(1,225)
Provision for reclamation and rehabilitation	(1,265)
Wexford Bridge Loan and accrued interest	(1,506)
$35,062

As a result of the Goldsource Transaction, the Company also assumed a loan of C$2.0 million from the Wexford Lenders (the "Wexford Bridge Loan").  The Wexford Bridge Loan was unsecured and incurred interest at a rate of 12% per annum, payable semi-annually, and matures on March 26, 2025.

Following the completion of the Goldsource Transaction, the Company extinguished the Wexford Bridge Loan with a payment of $1.5 million (C$2.1 million) made on July 22, 2024.

As at December 31, 2024, the balance outstanding on the Wexford Bridge Loan was $nil.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Estimates and judgments

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

● Estimated mineral resources;

● Ore in circuit;

● Judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretation of laws in the countries in which the Company operates;

● Judgement in determining whether an acquisition meets the definition of a business or whether it is a purchase of assets

● Estimation of the fair value of the Sailfish Silver Loan;

● Estimation of the effective interest rate for the Revised Wexford Loan;

● Judgement in determining that the Sailfish Silver Loan is a derivative;

● Judgement in determining whether non-current assets are impaired; and

● Estimation of the reclamation and remediation provision.

Management Discussion and Analysis For the year ended December 31, 2024

Refer to Note 6 of the Company's audited consolidated financial statements for the year ended December 31, 2024, for a detailed discussion of these accounting estimates and judgments, except as noted below.

Business combinations and asset acquisitions

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value and no goodwill arises on the transaction. The acquisition of Goldsource was determined to be a purchase of assets.

CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the financial statements and the respective accompanying Management's Discussion and Analysis.

DISCLOSURE CONTROLS

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

TSX-V listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in NI 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS Accounting Standards.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making.

NON-IFRS MEASURES

The Company has included non-IFRS measures in this MD&A such as adjusted EBITDA, cash cost per ounce sold, AISC per ounce sold and working capital. These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures do not have any standardized meaning prescribed under the IFRS Accounting Standards and therefore may not be comparable to other issuers. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

"Adjusted EBITDA" represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization ("EBITDA"), adjusted to exclude exploration activities, share-based compensation and change in provision for reclamation and rehabilitation.

Management Discussion and Analysis For the year ended December 31, 2024

"Cash costs per ounce sold" is production costs, calculated by deducting revenues from silver sales and dividing the sum of mining, milling and mine site administration costs excluding the amounts included in write downs of inventory.

"AISC per ounce sold" includes cash costs (as defined above) and adds the sum of G&A, sustaining capital and certain exploration and evaluation ("E&E") costs, sustaining lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of gold ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, capital and E&E costs related to expansion or growth projects are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

"Working capital" is current assets less current liabilities.

The following table provides a reconciliation of production costs to cash costs and AISC:

(in $000's)	Three months ended		Year ended
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023

Production costs (GAAP)	$10,939	$9,371	$38,222	$28,622
Supporting general and administrative expenses	735	495	2,488	2,145
Cash costs (non-GAAP)	$11,674	$9,866	$40,710	$30,767
General and administrative expenses	523	934	3,189	4,789
Sustaining capital expenditures	530	220	3,049	658
Accretion of the asset retirement costs (ARO) (Non-cash)	45	(12)	130	87
Capitalized exploration expenses	-	-	475	3,798
Deferred stripping expenses	1,940	-	5,903	-
Total AISC ($)	$14,712	$11,008	$53,456	$40,099

Ounces of gold sold	10,888	13,481	39,001	34,695
Cash cost per gold ounce sold	$1,006	$695	$980	$825
AISC per gold ounce sold	$1,352	$817	$1,371	$1,156

Earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion, and amortization ("EBITDA") calculations:

(in 000's)	Three months ended		Year ended
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023

Net income after taxes	$4,657	$9,516	$19,152	$6,799
Income tax expense	5,912	816	10,197	2,084
Finance cost, net of finance income	357	367	971	1,449
Depreciation and amortization	1,682	3,335	7,596	13,424
EBITDA (1)	$12,608	$14,034	$37,916	$23,756

Share-based compensation expense	221	256	1,022	651
Exploration activities	1,240	987	3,263	4,356
Write-down of inventories	-	-	-	1,169
Change in provision for reclamation and rehabilitation	18	23	-	31
ADJUSTED EBITDA (1)	$14,087	$15,300	$42,201	$29,963

(1) Refer to "Non-IFRS Measures"

RISK AND UNCERTAINTIES

The Company's principal activity of mineral exploration and exploitation is generally considered to be high risk. It is exposed to a number of risks and uncertainties that are common to other mining exploration and development companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks. Until completion of the Marlin Transaction in early November 2018, the Company had no source of revenue other than interest income. Moving forward, the San Albino Property is expected to be largely financed by debt and equity financings. The Company's mineral properties are in Nicaragua and Guyana, which exposes the Company to risks associated with possible political or economic instability, changes to applicable laws, and impairment or loss of mining title or other mineral rights.

Management Discussion and Analysis For the year ended December 31, 2024

Some of the other significant risks are:

● Implementation of additional directives, following the October 24, 2022, announcement by the United States Department of the Treasury's Office of Foreign Assets Controls relating to new U.S. sanctions imposed on the General Directorate of Mines in Nicaragua pursuant to Executive Order 13851, as well as the issuance of EO 14088.

● Maintaining the Company's operating and development permits, title, rights and licenses in good standing.

● Mineral resource amounts are estimates only and may be unreliable. The Company cannot be certain that any specified level of recovery of minerals from mineralized material will, in fact, be realized or that any of its mineral property interests or any other mineral deposit will ever qualify as a commercially mineable ore body that can be economically exploited. Material changes in the quantity of mineralization, grade or stripping ratio or gold price volatility and foreign exchange risks may affect the economic viability of the properties.

● The junior resource market where the Company raises funds is extremely volatile, companies are subject to high level of competition for the same pool of investment dollars, and there is no guarantee that the Company will be able to raise adequate funds in a timely manner to conduct its business.

● Although the Company has taken steps to verify title to its exploration and evaluation assets there is no guarantee that the exploration and evaluation assets will not be subject to title disputes or undetected defects.

● The Company is subject to laws and regulations related to environmental matters, including provisions for reclamation, discharge of hazardous material and other matters. The Company conducts its activities in compliance with applicable environmental legislation and is not aware of any existing environmental problems related to its mineral property interests that may be the cause of material liability to the Company.

● There is no assurance that any countries in which Mako operates or may operate in the future will not impose restrictions or taxes on the repatriation of earnings to foreign entities.

● Nicaraguan and Guyanese political and economic risks including social unrest.

● Communication and customs risk associated with working in Nicaragua and Guyana,

● Loss of key personnel and dependence on key personnel.

● Nicaragua is susceptible to hurricanes, earthquakes and volcanoes which could materially impact the Company's operations in the future.

● The Bolivarian Republic of Venezuela's ("Venezuela") claims that the Essequibo area, which is within Guyana (west of the Essequibo River extending to the border of Venezuela) belongs to Venezuela. The internationally recognized border between Guyana and Venezuela was established in 1899 by an arbitration panel. The territory of Guyana, including the Essequibo area, has been continuously administered and controlled by Guyana since that time.

The Company's Eagle Mountain Project falls within this Essequibo area, the sovereign territory of Guyana. The Company's activities at Eagle Mountain, including exploration, technical and environmental studies, and ongoing coordination with governmental agencies, remain unaffected by Venezuela's claims, though the Company will continue to monitor the situation closely. Uncertainty caused by the political conflict may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. The impacts of the conflict on the Company's planned exploration activities, including technical and engineering studies, cannot be reasonably estimated at this time.

● The potential introduction of protectionist or retaliatory international trade tariffs, domestic "buy local" policies, sanctions or other barriers to international commerce, may impact the Company's ability to import materials needed to construct projects or conduct operations at prices that are economically feasible to be competitive, or at all. Any change to tariffs and/or international trade regulations may have a material adverse effect on global economic conditions and the stability of global financial markets, and may, as a result, have a material adverse effect on our business, financial conditions including cash flows, and results of operations.

Management Discussion and Analysis For the year ended December 31, 2024

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described above and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of these risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed, and investors may lose all of their investment.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" (also referred to as "forward-looking statements") within the meaning of applicable Canadian securities legislation. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. All statements, other than statements of historical fact, are forward-looking statements.

In this MD&A, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: regulatory and permitting considerations, financing of the Company's acquisitions and other activities, exploration, development and operation of mining properties and the overall impact of misjudgments made in good faith in the course of preparing forward-looking information as well as other risks and uncertainties referenced under "Risks and Uncertainties" in this MD&A.

Forward-looking statements involve risks, uncertainties, assumptions, and other factors including those set out below and including those referenced in the "Risks and Uncertainties" section of this MD&A, and, as a result they may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

• financing, capitalization and liquidity risks;

• mineral exploitation and exploration program cost estimates;

• the nature and impact of drill results and future exploration;

• regulatory risks relating to mineral tenure, permitting, environmental protection, taxation, and royalties;

• volatility of currency exchange rates, metal prices and metal production;

• other factors referenced under "Risks and Uncertainties"; and

• other risks normally incident to the acquisition, exploration, development and operation of mining properties.

Management Discussion and Analysis For the year ended December 31, 2024

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company's affairs since the date of this report that would warrant any modification of any forward-looking statements made in this document, other documents periodically filed with or furnished to the relevant securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company's disclosure obligations under applicable Canadian securities regulations. Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online at www.sedarplus.ca.